07021491

SUPPL

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SEC MAIL RECEIVED PROCESSING
MAR - 1 2007
WASH. D.C. 199 SECTION

21st February, 2007.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th February 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 16th February 2007, confirming that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 13th February 2007, held 41,647,712 shares, being 5.21% of the shares in issue;

(b) an announcement, dated 16th February 2007, confirming that Deutsche Bank AG and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 14th February 2007, held 46,942,222, being 5.87% of the shares in issue;

(c) an announcement, dated 16th February 2007, confirming that Legal & General Group plc and its subsidiaries have decreased their holdings in EMI Group plc Ordinary Shares of 14p each and, as at 16th February 2007, held 26,479,219 shares, being 3.30% of the shares in issue;

(d) an announcement, dated 19th February 2007, confirming that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 14th February 2007, held 53,807,235 shares, being 6.73% of the shares in issue;

(e) an announcement, dated 19th February 2007, confirming that Lehman Brothers International (Europe) no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(f) a News Release, dated 20th February 2007, advising that, further to recent press speculation, the Company had received an approach from Warner Music Group;

(g) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 20th February 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 19th February 2007; and,

(h) an announcement, dated 20th February 2007, confirming that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 15th February 2007, held 57,192,328 shares, being 7.15% of the shares in issue.

Yours sincerely,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:42 16-Feb-07
Number	PRNUK-1602

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13-02-2007
6. Date on which issuer notified:	15-02-2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
GB0000444736	11,127,781	11,127,781	12,229,758	12,229,758	n/a	1.53	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	2,250,000	0.28
Option	16-02-2007	-	2,000,000	0.25
Option	16-03-2007	-	2,000,000	0.25
Option	18-05-2007	-	750,000	0.09
Option	16-03-2007	-	5,000,000	0.63
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	16-03-2007	-	1,540,000	0.19
Option	21-09-2007	-	4,000,000	0.50
Option	16-03-2007	-	1,000,000	0.15

Total (A+B)

Number of voting rights	% of voting rights
41,647,712	5.21

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:44 16-Feb-07
Number	PRNUK-1602

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Asset Management Investment GmbH Deutsche Asset Management (Japan) Ltd Deutsche Investment Management Americas Inc. DWS Austria Investment mbH DWS Investments Italy SGR S.p.A Tilney Group Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14-02-2007
6. Date on which issuer notified:	15-02-2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	22,526,660	23,404,804	20,802,378	20,802,378	851,144	2.60	0.11

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	03-2007	-	309,000	0.04
Call Option	06-2007	-	1,030,000	0.13
Call Option	09-2007	-	40,000	0.01
Call Option	01-2009	-	1,000,000	0.12
Call Option	03-2007 OTC	-	4,909,700	0.61
Call Option	06-2007 OTC	-	14,000,000	1.75
Call Option	09-2007 OTC	-	4,000,000	0.50

Total (A+B)

Number of voting rights	% of voting rights
46,942,222	5.87

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:35 16-Feb-07
Number	PRNUK-1602

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): See Additional Information	Yes

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	n/a
6. Date on which issuer notified:	16-02-2007
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	30,997,378 *	n/a	26,479,219	26,479,219	n/a	3.30	n/a

* = 3.88%, as notified under S.198 on 04-10-2006

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
26,479,219	3.30

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Ltd (LGIMH) (Direct and Indirect)
Legal & General Investment Management Ltd (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (26,479,219 - 3.30% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings Ltd (Direct) (LGIMHD)
Legal & General Assurance (Pensions Management) Ltd (PMC)

Legal & General Insurance Holdings Ltd (Direct) (LGIH)
Legal & General Assurance Society Ltd (LGAS & LGPL)
Legal & General Pensions Ltd (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional Notification using the total voting rights figure of

information: 800,074,347.   First notification under DTR Sourcebook.

14. Contact name: Helen Lewis

15. Contact telephone number: 020-7528-6742

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:37 19-Feb-07
Number	PRNUK-1902

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14-02-2007
6. Date on which issuer notified:	16-02-2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares Direct	Number of voting rights Direct	Indirect	% of voti rights Direct	Indi
GB0000444736	12,229,758	12,229,758	24,289,281	24,289,281	n/a	3.04	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	2,250,000	0.28
Option	16-02-2007	-	2,000,000	0.25
Option	16-03-2007	-	2,000,000	0.25
Option	18-05-2007	-	750,000	0.09
Option	16-03-2007	-	5,000,000	0.63
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	16-03-2007	-	1,540,000	0.19
Option	21-09-2007	-	4,000,000	0.50
Option	16-03-2007	-	1,050,000	0.13
Option	15-06-2007	-	50,000	0.006

Total (A+B)

Number of voting rights	% of voting rights
53,807,235	6.73

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within

CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:30 19-Feb-07
Number	PRNUK-1902

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14-02-2007
6. Date on which issuer notified:	16-02-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	28,806,503	28,806,503	N/A	N/A	N/A	Below	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
N/A	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020-7102-1832

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

EMI

SEC MAIL RECEIVED PROCESSING SECTION MAR - 1 2007 WASH. D.C. 199

News Release

FOR IMMEDIATE RELEASE

ER 07/32

20 February 2007

EMI GROUP plc

Further to recent press speculation, EMI Group plc ("EMI" or the "Company") confirms that it has received an approach from Warner Music Group. There is, however, no proposal currently for the EMI Board to consider. There can be no certainty that this approach will lead to any proposal or offer being made for the Company. If a proposal is made, it will be considered with a particular focus on conditionality, the regulatory and operational risk profile, and on valuation in relation to the Company's stand alone value and the value creation available from a combination.

Further announcements will be made if and when required.

Enquiries

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Pippa Strong	Investor Relations	+44 20 7795 7681

BRUNSWICK GROUP LLP

Patrick Handley		+44 20 7404 5959

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Warner Music Group Corp. ("Warner Music Group") or of the Company, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Warner Music Group or the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Warner Music Group or of the Company by Warner Music Group or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/33

Regulatory News Service 20th February, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 19th February 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,129,308 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Susie Bell	Investor Relations	+44-(0)20-7795-7971
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

bcc Mr E. L. Nicoli)
Mr R. C. Faxon)
Mr M. D. Stewart)
Mr C. P. Ashcroft)
Mr D. J. T. Bratchell)
Ms A. Conroy)
Ms J. Meyer) – *by email*
Mr R. O'Brien)
Mr J. Wheeldon)
Ms S. Bell)
Ms A. Hazarika)
Mr D. Jones)
Ms P. Strong)

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:23 20-Feb-07
Number	PRNUK-2002

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15-02-2007
6. Date on which issuer notified:	19-02-2007
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti[ng] rights	
			Direct	Direct	Indirect	Direct	Indi[rect]
GB0000444736	24,289,281	24,289,281	27,674,374	27,674,374	n/a	3.46	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	2,250,000	0.28
Option	16-02-2007	-	2,000,000	0.25
Option	16-03-2007	-	2,000,000	0.25
Option	18-05-2007	-	750,000	0.09
Option	16-03-2007	-	5,000,000	0.63
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	16-03-2007	-	1,540,000	0.19
Option	21-09-2007	-	4,000,000	0.50
Option	16-03-2007	-	1,050,000	0.13
Option	15-06-2007	-	50,000	0.006

Total (A+B)

Number of voting rights	% of voting rights
57,192,328	7.15

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within

CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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